UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Day One Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D109

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. AI Day1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,929,322 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 12,929,322 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.87%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on an aggregate of 86,973,819 shares of Common Stock issued and outstanding as of August 1, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2023.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,929,322 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,929,322 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.87%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on an aggregate of 86,973,819 shares of Common Stock issued and outstanding as of August 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2023.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,929,322 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,929,322 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.87%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on an aggregate of 86,973,819 shares of Common Stock issued and outstanding as of August 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2023.

CUSIP No. 23954D109

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,929,322 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,929,322 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,929,322 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.87%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of Common Stock by the Reporting Persons presented in this Statement are based on an aggregate of 86,973,819 shares of Common Stock issued and outstanding as of August 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2023.

CONTINUATION PAGES TO AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is being filed by AI Day1 LLC (“AI Day1”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”), in respect of the common stock, par value $0.0001 per share (the “Common Stock”), of Day One Biopharmaceuticals, Inc. (the “Issuer”).

The Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 9, 2021, as amended by supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 21, 2022 and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on June 12, 2023 (together, the “Schedule”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3 Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby supplemented by adding the following at the end thereof:

On October 18, 2023, AI Day 1 purchased 979,667 shares of Common Stock at a weighted average price of $10.2076 per share in open market transactions.1 AI Day 1 funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On October 19, 2023, AI Day 1 purchased 384,400 shares of Common Stock at a weighted average price of $10.0608 per share in open market transactions.2 AI Day 1 funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

On October 20, 2023, AI Day 1 purchased 111,387 shares of Common Stock at a weighted average price of $9.9734 per share in open market transactions.3 AI Day 1 funded these purchases using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 5 Interest in Securities of the Issuer

The disclosure in Item 5(a), (b) (and (c) is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

[1]

The shares were purchased in multiple transactions ranging from $10.07 to $10.29, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[2]

The shares were purchased in multiple transactions ranging from $9.88 to $10.20, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[3]

The shares were purchased in multiple transactions ranging from $9.83 to $10.13, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

12,929,322 shares of Common Stock are owned directly by AI Day1 and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI Day1, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and controls a majority of the outstanding voting interests in AIH. Each of the Reporting Persons (other than AI Day1), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7 Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following at the end thereof:

Exhibit	Description

99.9	Joint Filing Agreement, dated as of October 20, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2023

AI DAY1 LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*
Name: Leonard Blavatnik

*	The undersigned, by signing his name hereto, executes this Amendment No. 3 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact